SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2012
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

MANUAL FOR PARTICIPATION
IN SHAREHOLDERS’ MEETINGS

184th Extraordinary Shareholders’ Meeting

November 30, 2012

TABLE OF CONTENTS

Message from Management		3

1.	Guidance for Participation in the Shareholders’ Meeting	4

1.1.	Attending Shareholder	4

1.2.	Shareholder Represented by Proxy	4

2.	Call Notice	5

3.	Information on the matter to be examined and discussed at the Extraordinary Shareholders’ Meeting	6

Message from Management

Dear Shareholder:

Companhia Paranaense de Energia - Copel, in line with its corporate governance policies and respecting the institutionalized values, has the pleasure to invite you to attend its 184th Extraordinary Shareholders’ Meeting (ESM), to be held on November 30, 2012, at 2:30 p.m., at the Company’s headquarters, located at Rua Coronel Dulcídio 800, Batel, in the city of Curitiba, State of Paraná.

This Manual aims to provide clear information, respecting legal and ethical principles, about the agenda on which the ESM will resolve, as well as to encourage the participation of shareholders in the events of the Company’s annual calendar.

In the ESM, you will be requested to resolve on the agenda, as per the Call Notice, published in page 5 hereof. The item 3.1 specifies the types of stock granting the right to vote on the only matter on the agenda. Given the current number of Company shareholders, this manual seeks to encourage and facilitate the participation of shareholders in the Meetings.

Reiterating our goal to act in full compliance with the Company’s Corporate Governance guidelines, based on principles of ethics, respect for people, commitment, transparency, safety, responsibility and innovation, which are essential to foster a sustainable development, while keeping a balance between the interests of shareholders and those of the Company, we would like to remind you that your participation is very important.

Sincerely,

Lindolfo Zimmer
Company’s CEO and
Executive Secretary of the Board of Directors

1. Guidance for Participation in the Shareholders’ Meeting

Copel’s shareholders may participate in the Shareholders’ Meeting by coming to Company’s headquarters and voting, or by appointing a proxy to represent them, as described below.

1.1. Attending Shareholder

The shareholder wishing to take part in the Shareholders’ Meeting shall arrive a few minutes before the time indicated in the Call Notice and bear the following documents:

  Identity card (RG), alien’s identity card (RNE), Brazilian driver’s license (CNH) or an accreditation card issued by an official professional organization; and
  Proof as Company shareholder issued by a depositary financial institution or a custodian agent or through the shareholding position issued by Copel.

1.2. Shareholder Represented by Proxy

The shareholder who is not able to personally attend the Shareholders’ Meeting but wishes to participate in it may appoint a proxy with powers to represent him/her.

Pursuant to Article 126, paragraph 1, of the Brazilian Corporation Law (Law 6404/1976), the proxy shall be a shareholder, lawyer or manager of the Company or of a financial institution/investment fund. It is required that the proxy was not appointed more than one year before the date of the Extraordinary Shareholders’ Meeting.

The following documents are required:

  Power of attorney with special powers for representation at Copel’s General Meeting, bearing a notarized signature of the grantee (shareholder);
  Bylaws or Article of Incorporation and instrument of election/appointment of the managers in case the grantee is a legal entity; and
  Proof of ownership of the Company’s shares issued by the depositary and/or custodian institution.

Note: The documents mentioned in items 1.1 and 1.2 above shall be forwarded to Copel’s headquarters, at Rua Coronel Dulcídio nº 800 - 3º andar, Finance, Investor Relations and Shareholding Office, Shareholders and Custody Department, preferably 48 hours prior to the Meeting.

For further information on the Shareholders’ Meeting procedures and deadlines, please contact the Shareholders and Custody Department at the telephone number (55 41) 3331-4269 or by the email acionistas@copel.com.

2. Call Notice

The Shareholders of Companhia Paranaense de Energia - Copel are invited to attend the Extraordinary Shareholders’ Meeting, which will be held at the Company’s headquarters, located at Rua Coronel Dulcídio 800, in the city of Curitiba, State of Paraná, on November 30, 2012 at 14:30 p.m., to decide on the following agenda:

1.    Renewal of the generation and transmission concessions covered by Provisional Measure 579/2012 of September 11, 2012, Decree 7805 of September 14, 2012, Ordinances 578/MME and 579/MME of October 31, 2012, and Interministerial Ordinance 580/MME/MF of November 1, 2012.

Notes:

a) The documents related to the agenda of the Extraordinary Shareholders’ Meeting and the Manual for Participation in Shareholders’ Meetings are available to shareholders at the Company’s headquarters and website (www.copel.com/ri); and

b) The powers of attorney for the Shareholders’ Meeting shall be forwarded to the Company’s headquarters, Finance, Investor Relations and Shareholding Office, Shareholders and Custody Department, located at Rua Coronel Dulcídio, 800, 3º andar, in the city of Curitiba, State of Paraná, preferably 48 hours prior to the Meeting.

Curitiba, November 5, 2012

MAURICIO SCHULMAN
CHAIRMAN OF THE BOARD OF DIRECTORS

Publication

This Call Notice was published, pursuant to the Brazilian Corporation Law, in the Official Gazette of the State of Paraná and in the newspaper Gazeta do Povo on November 6, 7 and 8, 2012, and it is also available on the Company’s website (www.copel.com/ri).

3. Information on the matter to be examined and discussed at the Extraordinary Shareholders’ Meeting

Below the Company’s Management presents some clarifications related to the matter on which the Meeting will resolve, for the exercise of a conscious vote:

3.1 Renewal of the generation and transmission concessions covered by Provisional Measure 579/2012 of September 11, 2012, Decree 7805 of September 14, 2012, Ordinances 578/MME and 579/MME of October 31, 2012, and Interministerial Ordinance 580/MME/MF of November 1, 2012.

Clarifications

The Ministry of Mines and Energy and the Ministry of Treasury, in the use of the rights granted by Article 87, sole paragraph, items II and IV, of the Constitution, in view of the provisions set forth by the Provisional Measure 579 of September 11, 2012, and Decree 7805 of September 14, 2012, disclosed the following: a) the Ordinance 578/MME, defining the initial tariffs, to which Article 13 of the Provisional Measure 579 of September 11, 2012 refers; b) the Ordinance 579/MME, defining the annual permitted revenues, to which Article 13 of the Provisional Measure 579 of September 11, 2012 refers; and c) the Interministerial Ordinance 580/MME/MF, defining the indemnification amounts, based on prices of June of 2012, for hydroelectric power plants that fall under Article 1 of Provisional Measure 579 of September 11, 2012, pursuant to Article 9 of Decree 7805 of September 14, 2012, and the indemnification amounts, based on prices of October 2012, of the facilities, part of the electricity transmission concessions that fall under Article 6 of said Provisional Measure, pursuant to Article 9 of Decree 7,805/2012.

In view of the above, with reference to the only item of the agenda of this Extraordinary Shareholders’ Meeting - Renewal of the generation and transmission concessions covered by Provisional Measure 579/2012 of September 11, 2012, Decree 7805 of September 14, 2012, Ordinances 578/MME and 579/MME of October 31, 2012, and Interministerial Ordinance 580/MME/MF of November 1, 2012 - Companhia Paranaense de Energia - Copel submits to the resolution of its shareholders the extension or maintaining of the existing concession agreements, which are part of Electricity Transmission Public Service Concession Agreement 060/2001 – Aneel, entered into by the federal government and Copel Geração e Transmissão S.A., and of Concession Agreement 45/1999 - Aneel for electricity generation, aimed at public utility concessionaires of electricity distribution in the National Interconnected System (SIN), entered into by the federal government and Copel Geração e Transmissão S.A., in relation to the concessions of Chopim I, Gov. Pedro Viriato Parigot de Souza, Mourão I and Rio dos Patos.

Annexes:

I. Ordinance 578 of October 31, 2012;
II. Ordinance 579 of October 31, 2012;
III. Order of the Ministry of Mines and Energy: Granting of the request for extension of the term of hydroelectric power plant concessions - MP 579/2012 and Decree 7805/2012;
IV. Order of the Ministry of Mines and Energy: Granting of the request for extension of the term of transmission concessions - MP 579/2012 and Decree 7805/2012;
V. Interministerial Ordinance 580/MME/MF of November 1, 2012.

Voting right - Only holders of common shares are entitled to vote on this item of the agenda.

ANEXO

Tarifas de Concessões de Geração de Energia Elétrica

Contrato de Concessão	Concessionária	Usina Hidrelétrica	Potência para efeito de definição do GAG (MW)	Tarifa (R$/kW.ano)
006/2004- ANEEL	COMPANHIA HIDRO ELÉTRICA DO SÃO FRANCISCO	Complexo Paulo Afonso (Apolônio Sales/Moxotó, Paulo Afonso I, Paulo Afonso II, Paulo Afonso III, Paulo Afonso IV)	4.279,60	29,91667
003/2004- ANEEL	COMPANHIA ENERGÉTICA DE SÃO PAULO - CESP	Complexo Ilha Solteira (Ilha Solteira, Três Irmãos)	4.251,50	28,62518
006/2004- ANEEL	COMPANHIA HIDRO ELÉTRICA DO SÃO FRANCISCO	Xingó	3.162,00	35,60967
003/2004- ANEEL	COMPANHIA ENERGÉTICA DE SÃO PAULO - CESP	Jupiá (Engenheiro Souza Dias)	1.551,20	40,25851
006/2004- ANEEL	COMPANHIA HIDRO ELÉTRICA DO SÃO FRANCISCO	Luiz Gonzaga (Itaparica)	1.479,60	42,67433
004/2004- ANEEL	FURNAS CENTRAIS ELÉTRICAS S.A.	Marimbondo	1.440,00	39,21777
004/2004- ANEEL	FURNAS CENTRAIS ELÉTRICAS S.A.	Furnas	1.216,00	40,60244
004/2004- ANEEL	FURNAS CENTRAIS ELÉTRICAS S.A.	Estreito (Luiz Carlos Barreto de Carvalho)	1.048,00	41,57983
002/2004- ANEEL	EMPRESA METROPOLITANA DE ÁGUAS E ENERGIA S.A. - EMAE	Henry Borden	889,00	102,15853
007/1997- DNAEE	CEMIG GERAÇÃO E TRANSMISSÃO S.A. - CEMIG GT	Três Marias	396,00	58,48553
007/1997- DNAEE	CEMIG GERAÇÃO E TRANSMISSÃO S.A. - CEMIG GT	Volta Grande	380,00	59,08092
004/2004- ANEEL	FURNAS CENTRAIS ELÉTRICAS S.A.	Corumbá I	375,30	57,59175

Contrato de Concessão	Concessionária	Usina Hidrelétrica	Potência para efeito de definição do GAG (MW)	Tarifa (R$/kW.ano)
004/2004- ANEEL	FURNAS CENTRAIS ELÉTRICAS S.A.	Porto Colômbia	319,20	60,93612
45/1999- ANEEL	COPEL GERAÇÃO E TRANSMISSÃO S.A.	Gov. Pedro Viriato Parigot de Souza (Capivari/Cachoeira)	260,00	57,10940
006/2004- ANEEL	COMPANHIA HIDRO ELÉTRICA DO SÃO FRANCISCO	Boa Esperança	237,30	66,73710
004/2004- ANEEL	FURNAS CENTRAIS ELÉTRICAS S.A.	Funil	216,00	66,58729
25/2000- ANEEL	COMPANHIA ESTADUAL DE GERAÇÃO E TRANSMISSÃO DE ENERGIA ELÉTRICA - CEEE- GT	Jacuí	180,00	75,04383
25/2000- ANEEL	COMPANHIA ESTADUAL DE GERAÇÃO E TRANSMISSÃO DE ENERGIA ELÉTRICA - CEEE- GT	Passo Real	158,00	65,59124
007/1997- DNAEE	CEMIG GERAÇÃO E TRANSMISSÃO S.A. - CEMIG GT	Salto Grande	102,00	89,27921
002/2012- ANEEL	CENTRAIS ELÉTRICAS DO NORTE DO BRASIL	Coaracy Nunes	76,95	100,25490
007/1997- DNAEE	CEMIG GERAÇÃO E TRANSMISSÃO S.A. - CEMIG GT	Itutinga	52,00	94,88619
007/1997- DNAEE	CEMIG GERAÇÃO E TRANSMISSÃO S.A. - CEMIG GT	Camargos	46,00	92,23039
25/2000- ANEEL	COMPANHIA ESTADUAL DE GERAÇÃO E TRANSMISSÃO DE ENERGIA ELÉTRICA - CEEE- GT	Canastra	42,50	101,71999
006/2004- ANEEL	COMPANHIA HIDRO ELÉTRICA DO SÃO FRANCISCO	Funil	30,00	103,71246
011/1999- ANEEL	EMPRESA SANTA CRUZ GERAÇÃO DE ENERGIA S.A.	Paranapanema	29,84	113,95863
002/2004- ANEEL	EMPRESA METROPOLITANA DE ÁGUAS E ENERGIA S.A. - EMAE	Porto Góes	24,80	127,89610
55/1999- ANEEL	Celesc Geração S.A.	Palmeiras	24,60	120,87788

Contrato de Concessão	Concessionária	Usina Hidrelétrica	Potência para efeito de definição do GAG (MW)	Tarifa (R$/kW.ano)
002/2004- ANEEL	EMPRESA METROPOLITANA DE ÁGUAS E ENERGIA S.A. - EMAE	Rasgão	22,00	118,52527
006/2004- ANEEL	COMPANHIA HIDRO ELÉTRICA DO SÃO FRANCISCO	Pedra	20,01	82,64841
10/1999- ANEEL	COMPANHIA LESTE PAULISTA DE ENERGIA	Rio do Peixe	18,06	103,29087
007/1997- DNAEE	CEMIG GERAÇÃO E TRANSMISSÃO S.A. - CEMIG GT	Piau	18,01	140,93844
55/1999- ANEEL	CELESC GERAÇÃO S.A.	Bracinho	15,00	130,44562
003/2006- ANEEL	SOCIBE ENERGIA S.A.	Agro Trafo	14,68	124,59594
062/2000- ANEEL	CELG GERAÇÃO E TRANSMISSÃO S.A.	São Domingos	14,34	129,12653
007/1997- DNAEE	CEMIG GERAÇÃO E TRANSMISSÃO S.A. - CEMIG GT	Gafanhoto	14,00	127,51929
25/2000- ANEEL	COMPANHIA ESTADUAL DE GERAÇÃO E TRANSMISSÃO DE ENERGIA ELÉTRICA - CEEE- GT	Bugres	11,12	170,49279
007/1997- DNAEE	CEMIG GERAÇÃO E TRANSMISSÃO S.A. - CEMIG GT	Peti	9,40	158,87350
55/1999- ANEEL	CELESC GERAÇÃO S.A.	Garcia	8,92	172,65642
048/1999- ANEEL	DME DISTRIBUIÇÃO S.A. - DMED	Pedro Affonso Junqueira (Antas I)	8,60	157,27263
007/1997- DNAEE	CEMIG GERAÇÃO E TRANSMISSÃO S.A. - CEMIG GT	Tronqueiras	8,50	146,19005
007/1997- DNAEE	CEMIG GERAÇÃO E TRANSMISSÃO S.A. - CEMIG GT	Joasal	8,40	160,02056
45/1999- ANEEL	COPEL GERAÇÃO E TRANSMISSÃO S.A.	Mourão I	8,20	163,57187

Contrato de Concessão	Concessionária	Usina Hidrelétrica	Potência para efeito de definição do GAG (MW)	Tarifa (R$/kW.ano)
007/1997- DNAEE	CEMIG GERAÇÃO E TRANSMISSÃO S.A. - CEMIG GT	Martins	7,70	129,76072
55/1999- ANEEL	CELESC GERAÇÃO S.A.	Cedros (Rio dos Cedros)	7,28	192,37890
007/1997- DNAEE	CEMIG GERAÇÃO E TRANSMISSÃO S.A. - CEMIG GT	Cajurú	7,20	152,18112
39/1999- ANEEL	ZONA DA MATA GERAÇÃO S.A.	Ervália	6,97	147,65355
39/1999- ANEEL	ZONA DA MATA GERAÇÃO S.A.	Neblina	6,47	180,94701
55/1999- ANEEL	CELESC GERAÇÃO S.A.	Salto (Salto Weissbach)	6,28	192,48094
39/1999- ANEEL	ZONA DA MATA GERAÇÃO S.A.	Coronel Domiciano	5,04	192,21548
25/2000- ANEEL	COMPANHIA ESTADUAL DE GERAÇÃO E TRANSMISSÃO DE ENERGIA ELÉTRICA - CEEE- GT	Ernestina	4,80	190,88203
55/1999- ANEEL	CELESC GERAÇÃO S.A.	Pery	4,40	217,58880
007/1997- DNAEE	CEMIG GERAÇÃO E TRANSMISSÃO S.A. - CEMIG GT	Paciência	4,08	188,19722
006/2004- ANEEL	COMPANHIA HIDRO ELÉTRICA DO SÃO FRANCISCO	Araras	4,00	38,86361
007/1997- DNAEE	CEMIG GERAÇÃO E TRANSMISSÃO S.A. - CEMIG GT	Marmelos	4,00	204,86441
062/2000- ANEEL	CELG GERAÇÃO E TRANSMISSÃO S.A.	Rochedo	4,00	204,08464
25/2000- ANEEL	COMPANHIA ESTADUAL DE GERAÇÃO E TRANSMISSÃO DE ENERGIA ELÉTRICA - CEEE- GT	Capigui	3,76	157,56361
107/2000- ANEEL	DEPARTAMENTO MUNICIPAL DE ENERGIA DE IJUÍ - DEMEI	Passo do Ajuricaba	3,40	196,68026

Contrato de Concessão	Concessionária	Usina Hidrelétrica	Potência para efeito de definição do GAG (MW)	Tarifa (R$/kW.ano)
043/1999- ANEEL	COMPANHIA HIDROELÉTRICA SÃO PATRÍCIO - CHESP	Cachoeira do Lavrinha (São Patrício)	3,01	206,34411
07/1999- ANEEL	QUATIARA ENERGIA S.A.	Quatiara	2,60	214,31435
55/1999- ANEEL	CELESC GERAÇÃO S.A.	Ivo Silveira	2,60	226,23572
007/1997- DNAEE	CEMIG GERAÇÃO E TRANSMISSÃO S.A. - CEMIG GT	Dona Rita	2,41	193,26319
09/1999- ANEEL	COMPANHIA JAGUARI DE ENERGIA - CJE	Macaco Branco	2,36	232,66941
007/1997- DNAEE	CEMIG GERAÇÃO E TRANSMISSÃO S.A. - CEMIG GT	Sumidouro	2,12	139,73608
007/1997- DNAEE	CEMIG GERAÇÃO E TRANSMISSÃO S.A. - CEMIG GT	Anil	2,08	216,85424
45/1999- ANEEL	COPEL GERAÇÃO E TRANSMISSÃO S.A.	Chopim I	1,98	249,13342
25/2000- ANEEL	COMPANHIA ESTADUAL DE GERAÇÃO E TRANSMISSÃO DE ENERGIA ELÉTRICA - CEEE- GT	Guarita	1,76	231,58120
45/1999- ANEEL	COPEL GERAÇÃO E TRANSMISSÃO S.A.	Rio dos Patos	1,72	237,48997
25/2000- ANEEL	COMPANHIA ESTADUAL DE GERAÇÃO E TRANSMISSÃO DE ENERGIA ELÉTRICA - CEEE- GT	Herval	1,44	175,88789
39/1999- ANEEL	ZONA DA MATA GERAÇÃO S.A.	Sinceridade	1,42	185,30162
007/1997- DNAEE	CEMIG GERAÇÃO E TRANSMISSÃO S.A. - CEMIG GT	Poquim	1,41	251,18478
25/2000- ANEEL	COMPANHIA ESTADUAL DE GERAÇÃO E TRANSMISSÃO DE ENERGIA ELÉTRICA - CEEE- GT	Santa Rosa	1,40	255,85368
08/1999- ANEEL	QUATIARA ENERGIA S.A.	Pari	1,34	254,22740

Contrato de Concessão	Concessionária	Usina Hidrelétrica	Potência para efeito de definição do GAG (MW)	Tarifa (R$/kW.ano)
25/2000- ANEEL	COMPANHIA ESTADUAL DE GERAÇÃO E TRANSMISSÃO DE ENERGIA ELÉTRICA - CEEE- GT	Passo do Inferno	1,33	217,89820
011/1999- ANEEL	EMPRESA SANTA CRUZ GERAÇÃO DE ENERGIA S.A.	Rio Novo	1,26	258,50965
25/2000- ANEEL	COMPANHIA ESTADUAL DE GERAÇÃO E TRANSMISSÃO DE ENERGIA ELÉTRICA - CEEE- GT	Forquilha	1,00	324,44189
25/2000- ANEEL	COMPANHIA ESTADUAL DE GERAÇÃO E TRANSMISSÃO DE ENERGIA ELÉTRICA - CEEE- GT	Ijuizinho	1,00	290,29263

PORTARIA No 579, DE 31 DE OUTUBRO DE 2012.

     O MINISTRO DE ESTADO, INTERINO, DE MINAS E ENERGIA, no uso das atribuições que lhe confere o art. 87, parágrafo único, incisos II e IV, da Constituição, tendo em vista o disposto na Medida Provisória no 579, de 11 de setembro de 2012, e no Decreto no 7.805, de 14 de setembro de 2012, e considerando os estudos de que trata o art. 11 do Decreto no 7.805, de 14 de setembro de 2012, que foram realizados pela Agência Nacional de Energia Elétrica – ANEEL e serviram de base para a definição das Receitas Anuais Permitidas – RAP das instalações integrantes das concessões de transmissão de energia elétrica enquadradas no art. 6o da Medida Provisória no 579, de 11 de setembro de 2012, resolve:

     Art. 1~~º~~ Definir as RAP iniciais, de que trata o art. 13 da Medida Provisória no 579, de 2012, conforme descrito no Anexo à presente Portaria, das instalações integrantes das concessões de transmissão de energia elétrica enquadradas no art. 6o da referida Medida Provisória, observada a decisão prevista no seu art. 12.

     § 1o Nos valores da RAP estão incluídos o encargo de Pesquisa e Desenvolvimento, nos termos do art. 3o da Lei no 9.991, de 24 de julho de 2000, e a Taxa de Fiscalização de Serviços de Energia Elétrica, nos termos do art. 12 da Lei no 9.427, de 26 de dezembro de 1996.

     § 2o Os valores constantes desta Portaria foram calculados considerando como data-base o mês de outubro de 2012.

     Art. 2~~º~~ Esta Portaria entra em vigor na data de sua publicação.

MÁRCIO PEREIRA ZIMMERMANN

Este texto não substitui o publicado no D.O.U. de 1o.11.2012.- Extra

ANEXO

Receitas Anuais Permitidas de Concessões de Serviço Público de Transmissão de Energia Elétrica

Contrato de Concessão	Concessionária	RAP (R$/ano)
063/2001-ANEEL	Celg Geração e Transmissão S.A. - CELG-GT	16.468.803,68
006/1997-DNAEE	Cemig Geração e Transmissão S.A. - CEMIG GT	148.535.678,05
058/2001-ANEEL	Centrais Elétricas do Norte do Brasil S.A. - ELETRONORTE	276.252.486,49
059/2001-ANEEL	Companhia de Transmissão de Energia Elétrica Paulista - CTEEP	515.621.172,35
055/2001-ANEEL	Companhia Estadual de Geração e Transmissão de Energia Elétrica - CEEE-GT	177.047.949,36
061/2001-ANEEL	Companhia Hidro Elétrica do São Francisco - CHESF	517.607.206,41
060/2001-ANEEL	Copel Geração e Transmissão S.A. - COPEL	116.093.982,73
057/2001-ANEEL	Eletrosul Centrais Elétricas S.A. - ELETROSUL	406.109.440,15
062/2001-ANEEL	Furnas - Centrais Elétricas S.A. - FURNAS	629.802.717,27

Despacho do Ministro: Deferimento de Requerimento de Prorrogação do prazo das concessões das Usinas Hidrelétricas MP 579/2012 e Decreto 7.805/2012

1

Contrato de Concessão	Concessionária	UHE	Término da Concessão
039/1999-ANEEL	Zona da Mata Geração S.A	Coronel Domiciano	31/12/2042
		Ervália	31/12/2042
		Neblina	03/08/2038
		Sinceridade	03/08/2038
2
Contrato de Concessão	Concessionária	UHE	Término da Concessão
055/1999-ANEEL	Celesc Geração S.A	Bracinho	31/12/2042
		Cedros (Rio dos Cedros)	31/12/2042
		Garcia	31/12/2042
		Ivo Silveira	31/12/2042
		Pery	31/12/2042
		Palmeiras	31/12/2042
		Salto (Salto Weissbach)	31/12/2042
OBS: Indeferido UHE Piraí
3
Contrato de Concessão	Concessionária	UHE	Término da Concessão
02/2004-ANEEL	Empresa Metropolitana de Águas e Energia S.A. - EMAE	Henry Borden	30/11/2042
		Porto Góes	30/11/2042
		Rasgão	30/11/2042
OBS: Indeferidos UHE Isabel e Edgar de Souza
4
Contrato de Concessão	Concessionária	UHE	Término da Concessão
02/2012-ANEEL	Eletronorte	Coaracy Nunes	31/12/2042
5
Contrato de Concessão	Concessionária	UHE	Término da Concessão
025/2000-ANEEL	CEEE-GT	Bugres	31/12/2042
		Canastra	31/12/2042
		Capigui	31/12/2042
		Ernestina	31/12/2042

1

		Forquilha	31/12/2042
		Guarita	31/12/2042
		Herval	31/12/2042
		Ijuizinho	31/12/2042
		Jacuí	31/12/2042
		Passo do Inferno	31/12/2042
		Passo Real	31/12/2042
		Santa Rosa	31/12/2042
OBS: Indeferido UHE Toca
6
Contrato de Concessão	Concessionária	UHE	Término da Concessão
04/2004-ANEEL	FURNAS S.A.	Corumbá I	31/12/2042
		Estreito (Luiz Carlos Barreto de Carvalho)	31/12/2042
		Funil	31/12/2042
		Furnas	31/12/2042
		Marimbondo	31/12/2042
		Porto Colômbia	31/12/2042
7
Contrato de Concessão	Concessionária	UHE	Término da Concessão
043/1999-ANEEL	CHESP	Cachoeira do Lavrinha (São Patrício)	17/03/2041
8
Contrato de Concessão	Concessionária	UHE	Término da Concessão
107/2000-ANEEL	DEMEI	Passo do Ajuricaba	31/12/2042
9
Contrato de Concessão	Concessionária	UHE	Término da Concessão
Decreto no 94.436, de 11.06.1987	CERR	Paredão	indeferido

2

10
Contrato de Concessão	Concessionária	UHE	Término da Concessão
062/2000-ANEEL	CELG - GT	Rochedo	31/12/2042
		São Domingos	24/05/2041
11
Contrato de Concessão	Concessionária	UHE	Término da Concessão
03/2004-ANEEL	CESP	Ilha Solteira	18/11/2041
		Jupiá (Engenheiro Souza Dias)	31/12/2042
		Três Irmãos	18/11/2041
12
Contrato de Concessão	Concessionária	UHE	Término da Concessão
048/1999-ANEEL	DMED	Pedro Affonso Junqueira (Antas I)	31/12/2042
13
Contrato de Concessão	Concessionária	UHE	Término da Concessão
045/1999-ANEEL	COPEL	Chopim I	31/12/2042
		Governador Pedro Viriato Parigot de Souza (Capivari/Cachoeira)	31/12/2042
		Mourão I	31/12/2042
		Rio dos Patos	31/12/2042
14
Contrato de Concessão	Concessionária	UHE	Término da Concessão
09/1999-ANEEL	Companhia Jaguari de Energia - CJE	Macaco Branco	31/12/2042
15
Contrato de Concessão	Concessionária	UHE	Término da Concessão
011/1999-ANEEL	Santa Cruz Geração de Energia S.A.	Paranapanema	31/12/2042
		Rio Novo	31/12/2042
16
Contrato de Concessão	Concessionária	UHE	Término da Concessão
07/1999-ANEEL	Quatiara Energia S.A.	Quatiara	31/12/2042

3

17
Contrato de Concessão	Concessionária	UHE	Término da Concessão
06/2004-ANEEL	CHESF	Apolônio Sales (Moxotó)	31/12/2042
		Araras	31/12/2042
		Boa Esperança	31/12/2042
		Funil	31/12/2042
		Luiz Gonzaga (Itaparica)	31/12/2042
		Paulo Afonso I	31/12/2042
		Paulo Afonso II	31/12/2042
		Paulo Afonso III	31/12/2042
		Paulo Afonso IV	31/12/2042
		Pedra	31/12/2042
		Xingó	31/12/2042
OBS: Indeferido UHE Piloto
18
Contrato de Concessão	Concessionária	UHE	Término da Concessão
07/1997-DNAEE	CEMIG	Anil	31/12/2042
		Cajurú	31/12/2042
		Camargos	31/12/2042
		Gafanhoto	31/12/2042
		Itutinga	31/12/2042
		Joasal	31/12/2042
		Marmelos	31/12/2042
		Martins	31/12/2042
		Paciência	31/12/2042
		Peti	31/12/2042
		Piau	31/12/2042
		Poquim	31/12/2042
		Salto Grande	31/12/2042
		Sumidouro	31/12/2042
		Três Marias	31/12/2042
		Tronqueiras	31/12/2042
		Volta Grande	31/12/2042
		Dona Rita	18/04/2038

4

19
Contrato de Concessão	Concessionária	UHE	Término da Concessão
010/1999-ANEEL	Companhia Leste Paulista de Energia	Rio do peixe	31/12/2042
20
Contrato de Concessão	Concessionária	UHE	Término da Concessão
08/1999-ANEEL	Quatiara Energia S.A.	Pari	31/12/2042
21
Contrato de Concessão	Concessionária	UHE	Término da Concessão
03/2006-ANEEL	Socibe Energia S.A.	Agro trafo	31/12/2042

5

Despacho do Ministro: Deferimento de Requerimento de Prorrogação do Prazo das Concessões de Transmissão MP 579/2012 e Decreto 7.805/2012

1

Contrato de Concessão	Concessionária	Término da Concessão
063/2001-ANEEL	CELG - GT	31/12/2042

2

Contrato de Concessão	Concessionária	Término da Concessão
058/2001-ANEEL	ELETRONORTE	31/12/2042

3

Contrato de Concessão	Concessionária	Término da Concessão
059/2001-ANEEL	CTEEP	31/12/2042

4

Contrato de Concessão	Concessionária	Término da Concessão
061/2001-ANEEL	CHESF	31/12/2042

5

Contrato de Concessão	Concessionária	Término da Concessão
055/2001-ANEEL	CEEE-GT	31/12/2042

6

Contrato de Concessão	Concessionária	Término da Concessão
057/2001-ANEEL	ELETROSUL	31/12/2042

7

Contrato de Concessão	Concessionária	Término da Concessão
062/2001-ANEEL	FURNAS	31/12/2042

8

Contrato de Concessão	Concessionária	Término da Concessão
06/1997-DNAEE	CEMIG	31/12/2042

9

Contrato de Concessão	Concessionária	Término da Concessão
060/2001-ANEEL	COPEL	31/12/2042

1

PORTARIA INTERMINISTERIAL No 580/MME/MF, DE 1o DE NOVEMBRO DE 2012.

     O MINISTRO DE ESTADO, INTERINO, DE MINAS E ENERGIA E O MINISTRO DE ESTADO DA FAZENDA, no uso das atribuições que lhes conferem o art. 87, parágrafo único, incisos II e IV, da Constituição, tendo em vista o disposto na Medida Provisória no 579, de 11 de setembro de 2012, e no Decreto no 7.805, de 14 de setembro de 2012.

     Considerando:

     a) os estudos realizados pela Empresa de Pesquisa Energética – EPE para a definição do Valor Novo de Reposição – VNR dos empreendimentos de geração de energia elétrica de que trata o art. 10 do Decreto no 7.805, de 2012; e

     b) os estudos realizados pela Agência Nacional de Energia Elétrica – ANEEL, para a definição do Valor Novo de Reposição – VNR das instalações de transmissão de que trata o art. 11 do Decreto no 7.805, de 2012,

     RESOLVEM:

     Art. 1o Ficam definidos, na forma do Anexo I a esta Portaria, os valores das indenizações, referenciados a preços de junho de 2012, para as usinas hidrelétricas enquadradas no art. 1o da Medida Provisória no 579, de 11 de setembro de 2012, observado o disposto no art. 9o do Decreto no 7.805, de 14 de setembro de 2012.

     Parágrafo único. A indenização referente às usinas hidrelétricas com potência total igual ou inferior a 30 MW, que não tiverem entrado em operação comercial na totalidade de sua potência até 31 de dezembro de 2012, será contemplada na revisão tarifária.

     Art. 2~~º~~ Ficam definidos, na forma do Anexo II a esta Portaria, os valores das indenizações, referenciados a preços de outubro de 2012, das instalações, integrantes das concessões de transmissão de energia elétrica, enquadradas no art. 6o da aludida Medida Provisória, observado o disposto no art. 9o do Decreto no 7.805, de 2012.

     Art. 3~~º~~ Os valores das indenizações serão atualizados até a data de seu efetivo pagamento, para as concessionárias, pelo Índice Nacional de Preços ao Consumidor Amplo - IPCA relativo ao mês anterior ao do pagamento, nos termos do parágrafo único do art. 9o do Decreto no 7.805, de 2012.

     Parágrafo único. Caso venha a ocorrer a extinção do IPCA, adotar-se-á outro índice oficial que venha a substituí-lo e, na falta desse, outro com função similar, conforme determinado pelo Poder Concedente.

(Fls. 2 da Portaria Interministerial no 580/MME/MF, de 1o de novembro de 2012)

     Art. 4~~º~~ Fica facultado ao concessionário o recebimento da indenização de que tratam os arts. 1~~º~~ e 2~~º~~ desta Portaria, de acordo com as seguintes alternativas:

     I – À vista, a ser paga em até 45 dias da data de assinatura do termo aditivo ao contrato de concessão, atualizada pelo IPCA nos termos do art. 3~~º~~;

     II – Em parcelas mensais, a serem pagas até o vencimento do contrato de concessão vigente na data de publicação desta Portaria, atualizadas pelo IPCA nos termos do art. 3~~º~~, acrescidas da remuneração pelo Custo Médio Ponderado de Capital (WACC) de 5,59% real ao ano, a contar do primeiro dia do mês de assinatura do termo aditivo ao contrato de concessão.

     § 1~~º~~ As parcelas mensais de que trata o inciso II deste artigo serão pagas no dia 15 de cada mês, respeitado o prazo mínimo de 45 dias contados da assinatura do termo aditivo ao contrato de concessão para o pagamento da primeira parcela.

     § 2~~º~~ O concessionário deverá apresentar requerimento ao Ministério de Minas e Energia indicando a alternativa de pagamento de que trata o caput, no prazo para assinatura do termo aditivo ao contrato de concessão, nos termos do §1~~º~~ do art. 12 da Medida Provisória n~~º~~ 579, de 2012.

     Art. 5~~º~~ Esta Portaria entra em vigor na data de sua publicação.

MÁRCIO PEREIRA ZIMMERMANN	GUIDO MANTEGA
Ministro de Estado, Interino, de Minas e Energia	Ministro de Estado da Fazenda

Este texto não substitui o publicado no D.O.U. de 1.11.2012.- Extra

ANEXO I

Valores de indenização para Concessões de Geração de Energia Elétrica

Contrato de Concessão	Concessionária	CNPJ/MJ	Usina Hidrelétrica	Potência (MW)	Indenização (R$)	Início de Operação Comercial
003/2004- ANEEL	Companhia Energética de São Paulo - CESP	60.933.603/0001-78	Ilha Solteira	3.444,00	21.886.060,00	18/07/1973
006/2004- ANEEL	Companhia Hidro Elétrica do São Francisco - CHESF	33.541.368/0001-16	Xingó	3.162,00	2.925.318.050,00	16/12/1994
006/2004- ANEEL	Companhia Hidro Elétrica do São Francisco - CHESF	33.541.368/0001-16	Paulo Afonso IV	2.462,40	360.472.600,00	01/12/1979
006/2004- ANEEL	Companhia Hidro Elétrica do São Francisco - CHESF	33.541.368/0001-16	Luiz Gonzaga (Itaparica)	1.479,60	1.687.105.590,00	13/06/1988
004/2004- ANEEL	FURNAS - Furnas Centrais Elétricas S/A.	23.274.194/0001-19	Marimbondo	1.440,00	64.368.040,00	25/10/1975
003/2004- ANEEL	Companhia Energética de São Paulo - CESP	60.933.603/0001-78	Três Irmãos	807,50	985.691.850,00	28/11/1983
006/2004- ANEEL	Companhia Hidro Elétrica do São Francisco - CHESF	33.541.368/0001-16	Apolônio Sales (Moxotó)	400,00	84.612.540,00	15/04/1977
004/2004- ANEEL	FURNAS - Furnas Centrais Elétricas S/A.	23.274.194/0001-19	Corumbá I	375,00	666.571.570,00	31/10/1996
006/2004- ANEEL	Companhia Hidro Elétrica do São Francisco - CHESF	33.541.368/0001-16	Boa Esperança (Castelo Branco)	237,30	72.783.280,00	02/10/1970
002/2012- ANEEL	Centrais Elétricas do Norte do Brasil S/A - ELETRONORTE	00.357.038/0001-16	Coaracy Nunes	67,98	35.492.480,00	30/12/1975
048/1999- ANEEL	DME DISTRIBUIÇÃO S.A. - DMED	23.664.303/0001-04	Antas I (Pedro Affonso Junqueira)	8,78	27.187.360,00	1911
039/1999- ANEEL	Zona da Mata Geração S.A	04.677.733/0001-16	Ervália	6,97	26.407.480,00	1999
039/1999- ANEEL	Zona da Mata Geração S.A	04.677.733/0001-16	Coronel Domiciano	5,04	20.421.790,00	1911
055/1999- ANEEL	Celesc Geração S. A. - CELESC	08.336.804/0001-78	Pery	30,00	98.493.980,00	1965
043/1999- ANEEL	Companhia Hidroelétrica São Patrício	01.377.555/0001-10	Cachoeira do Lavrinha	3,01	854.080,00	1981

ANEXO II

Valores de indenização para Concessões de Serviço Público de Transmissão de Energia Elétrica

Contrato de Concessão	Concessionária	CNPJ/MF	Indenização (R$)
055/2001-ANEEL	Companhia Estadual de Geração e Transmissão de Energia Elétrica - CEEE-GT	92.715.812/0001-31	661.085.854,71
063/2001-ANEEL	Celg Geração e Transmissão S.A. - CELG-GT	07.779.299/0001-73	98.740.514,73
006/1997-DNAEE	Cemig Geração e Transmissão S.A. - CEMIG GT	06.981.176/0001-58	285.438.044,29
061/2001-ANEEL	Companhia Hidro Elétrica do São Francisco - CHESF	33.541.368/0001-16	1.587.160.434,07
060/2001-ANEEL	Copel Geração e Transmissão S.A. - COPEL	04.370.282/0001-70	893.922.937,78
059/2001-ANEEL	Companhia de Transmissão de Energia Elétrica Paulista - CTEEP	02.998.611/0001-04	2.891.290.828,50
058/2001-ANEEL	Centrais Elétricas do Norte do Brasil S.A. - ELETRONORTE	00.357.038/0001-16	1.682.267.636,86
057/2001-ANEEL	Eletrosul Centrais Elétricas S.A. - ELETROSUL	00.073.957/0001-68	1.985.568.720,82
062/2001-ANEEL	Furnas - Centrais Elétricas S.A. - FURNAS	23.274.194/0001-19	2.878.027.799,89

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 7, 2012

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Lindolfo Zimmer
Lindolfo Zimmer CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.